11 Harbor Park Dr
Port Washington, NY 11050

November 25, 2009

BY EDGAR

Mr. H.Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 18, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
File No. 001-13792

Dear Mr. Owings:

Reference is made to the letter dated November 4, 2009 (the “Comment Letter”) to Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2008 filed by the Company on March 18, 2009 (the “Annual Report”) and the Definitive Proxy Statement on Schedule 14A filed by the Company on April 30, 2009 (the “Proxy Statement”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The headings in this letter correspond to the headings of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

U.S. Securities and Exchange Commission
November 25, 2009

1.
We note your response to comment three from our letter dated September 15, 2009. We remind you that if management is aware that certain reportable segments are contributing in a materially disproportionate way to your profitability, or if certain reportable segments are exhibiting trends by becoming more or less profitable over time, you have an obligation to disclose and analyze such information as a part of 1) providing a view of the company through the eyes of management, 2) providing appropriate context within which your results can be analyzed, and 3) providing your investors with enough insight into the potential variability of your results that they can ascertain the likelihood that past performance is indicative of future performance. While your proposed revision would disclose in general terms the differences in the underlying factors that drive results of your segments and result in different margins for each segment, your proposed revision does not address the specific circumstances that led to the changes in operating margin for each segment from 2006 to 2007 and from 2007 to 2008 as seen in your segment footnote, nor does it specifically address your corporate and other expenses as part of reconciling your segmental results to your consolidate results. For example, we note that your Industrial Products segment has seen a more rapid increase in operating margin over this three year period than your Technology Products segment, which does not appear to be explained in your current disclosures. Based on the above, it appears to us that you should provide a segmental analysis of results of operations below net revenues to provide the appropriate analysis and context to your readers. Either confirm to us that you will provide in future filings a segmental analysis of the measure used by your Chief operating Decision Maker, i.e. operating income, for each reportable segment and for your corporate and other category, or provide us with a detailed explanation of how your current and proposed disclosures meet the guidelines of Item 303 of Regulation S-K and our Release 33-8350.

In future filings with the Securities and Exchange Commission the Company will provide further segmental analysis of operating income and corporate and other expenses in Management’s Discussion and Analysis, consistent with the additional segmental analysis we included in our Form 10-Q for the quarter ended September 30, 2009, filed on November 12, 2009.

Definitive Proxy Statement on Schedule 14A

Cash Bonus, page 14

2.
In response to comment seven of our September 15, 2009 letter you state that Mr. Fiorentino’s bonus, or non-equity plan grant, was made “pursuant to a pre-established EBITDA formula arrangement.” Please disclose this formula. Refer to Item 402(b) (1) (v) of Regulation S-K.

U.S. Securities and Exchange Commission
November 25, 2009

Mr. Fiorentino’s 2009 bonus will be determined as a specified percentage of the worldwide EBIT of the Company’s technology products business.  The percentage ranges from 0.88% at EBIT of $68.3 million  to 2.16% at EBIT of $156.2 million.  The bonus is zero at EBIT of less than $68.3 million.  This information will be disclosed in the Company’s future annual meeting proxy statements.

2009 Named Executive Officer Cash Bonus Plan, page 18

3.
We reissue, in part, comment 10 of our September 15, 2009 letter. We note that you disclosed how you intend to allocate awards between short- and long-term achievements and the multiple of salary you intend to use, but you did not disclose why you chose these allocation percentages and salary multiples. Please revise.

The Company has chosen allocation percentages of 70% based on the company’s financial performance and 30% based on strategic accomplishments.  Those percentages reflect the desire to reward executives for maximizing revenue while controlling costs in a difficult economic environment, while recognizing that a number of strategic initiatives must be accomplished during 2009 to properly position the company for 2010 and beyond.  The Company chose salary multiples of 2x annual salary for Richard Leeds, Bruce Leeds and Robert Leeds and 1x annual salary for Lawrence Reinhold based on their respective leadership positions in the company and on their tenures.  This information will be disclosed in the Company’s future annual meeting proxy statements.

U.S. Securities and Exchange Commission
November 25, 2009

As requested by the Staff, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of disclosures in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s reports. Please feel free to contact the undersigned for any additional information.

Respectfully yours,

/s/ Lawrence P. Reinhold
Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer